Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net loss before income taxes	$(37,712)	$(48,288)	$(32,576)	$(21,398)	$(28,197)
Plus: Fixed charges	812	1,051	1,036	1,010	1,017
Less: Interest capitalized	—	—	—	—	—
Plus: Amortization of interest capitalized	—	—	—	—	—
Earnings, as defined	$(36,900)	$(47,237)	$(31,540)	$(20,388)	$(27,180)

Fixed Charges:
Interest expense on indebtedness	$14	$27	$26	$—	$7
Interest capitalized	—	—	—	—	—
Estimated interest component of rent expenses (1)	798	1,024	1,010	1,010	1,010
Total fixed charges	$812	$1,051	$1,036	$1,010	$1,017

Deficiency of earnings available to cover fixed charges (2)	$(37,712)	$(48,288)	$(32,576)	$(21,398)	$(28,197)

(1)  Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2)  Adjusted earnings, as described above, were insufficient to cover fixed charges in each year. We have not included  a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.